082-00034

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

RECEIVED
2008 APR -2 A 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Santos

SUPPL

Facsimile

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	
Date:	2/04/2008 5:19:08 PM	**No of pages:**	9 (Incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Change of Directors' Notice for S Gerlach, KC Borda, KA Dean and RM Harding.

08001631

PROCESSED
APR 04 2008
THOMSON
FINANCIAL

dw 4/2

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN GERLACH
Date of last notice	28 December 2007

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered holder: S Gerlach Pty Ltd. The Director is a shareholder and director of the Registered Holder. Registered Holder: Invia Custodian Pty Ltd for the Gerlach Super Fund. The Director is a beneficiary of the Gerlach Super Fund.
Date of change	31 March 2008
No. of securities held prior to change	2,698 fully paid ordinary shares (direct interest) 46,512 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares.
Number acquired	43 (direct) 736 (indirect)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12.6416

No. of securities held after change	2,741 fully paid ordinary shares (direct interest) 47,248 fully paid ordinary shares (indirect interest)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from the participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH CHARLES BORDA
Date of last notice	28 December 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Kindale Pty Ltd as trustee of the Borda Super Fund, of which the director is the beneficiary.
Date of change	31 March 2008
No. of securities held prior to change	4,757 fully paid ordinary shares (direct interest) 30,450 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares.
Number acquired	75 (direct) 482 (indirect)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12.6416
No. of securities held after change	4,832 fully paid ordinary shares (direct interest) 30,932 fully paid ordinary shares (indirect interest)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH ALFRED DEAN
Date of last notice	28 December 2007

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	31 March 2008
No. of securities held prior to change	4,145 fully paid ordinary shares
Class	Fully paid ordinary shares.
Number acquired	18
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12.6416
No. of securities held after change	4,163 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RICHARD MICHAEL HARDING
Date of last notice	28 December 2007

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	31 March 2008
No. of securities held prior to change	608 fully paid ordinary shares
Class	Fully paid ordinary shares.
Number acquired	10
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12.6416
No. of securities held after change	618 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

END